                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of June 2003

                         Commission File Number: 1-14836

                                     ALSTOM
                                     ------
                 (Translation of registrant's name into English)

                     25, avenue Kléber, 75116 Paris, France
                     --------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the Registrant  files or will file annual reports under cover of Form 20-F or Form 40-F

         Form 20-F   X                                Form 40-F
                   -----                                        -----

Indicate by check mark if the  registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

         Yes                                          No   X
             -----                                       -----

Indicate by check mark if the  registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

         Yes                                          No   X
             -----                                       -----

Indicate by check mark whether the  Registrant,  by furnishing  the  information contained  in this Form,  is also  thereby  furnishing  the  information  to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

         Yes                                          No   X
             -----                                       -----

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b)

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE  INCORPORATED  BY REFERENCE IN THE
REGISTRATION STATEMENTS ON FORM S-8 OF ALSTOM (NO. 333-10658,  NO. 333-12028 AND
333-90154) AND THE RELATED  PROSPECTUSES AND TO BE PART THEREOF FROM THE DATE ON
WHICH THIS REPORT IS  FURNISHED,  TO THE EXTENT NOT  SUPERSEDED  BY DOCUMENTS OR
REPORTS SUBSEQUENTLY FILED OR FURNISHED.

ENCLOSURES:

Press release dated June 30, 2003 "ALSTOM Revised Consolidated Accounts"

                                    SIGNATURE

     Pursuant to the  requirements  of the Securities  Exchange Act of 1934, the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                                 ALSTOM

Date: July 1, 2003                           By: /s/ Philippe Jaffré
                                                 -------------------------------
                                                 Name:   Philippe Jaffré
                                                 Title:  Chief Financial Officer

                                                                    30 June 2003

                      ALSTOM REVISED CONSOLIDATED ACCOUNTS

ALSTOM today  announced  that it is  conducting an internal  review  assisted by external accountants and lawyers following receipt of letters earlier this month alleging  accounting  improprieties  on a railcar contract being executed at the
Hornell, New York facility of ALSTOM  Transportation Inc. (ATI), a US subsidiary of the Company.

The review has  identified  that losses have been  significantly  understated in
ATI's  accounts,  in  substantial  part due to accounting  improprieties  by the understatement  of actual costs incurred,  including by the  non-recognition  of costs incurred in anticipation of shifting them to other  contracts,  and by the understatement of forecast costs to completion.

The contracts concerned are all fixed-price  contracts and there is therefore no financial impact on customers.

An  additional  net after tax charge  equivalent  to 51 ME is being  recorded in
ATI's  accounts  for the year  ended 31 March  2003.  The  Chairman & CEO of the
Company will propose to the Board of Directors for approval modifications to the consolidated accounts for the year ending 31 March 2003, including an additional net  after  tax  charge  of 51 ME.  It will  also be  proposed  to the  Board of
Directors  to approve a  resolution  providing  that such  modified  accounts be submitted for approval to the Annual  Shareholders  Meeting of the Company to be
held on 2 July 2003.

Both the Senior Vice  President  and the Vice  President  of Finance of ATI have been suspended pending the completion of the review.

The Company has been advised of informal inquiries related to ATI, by the United
States  Securities and Exchange  Commission and the United States Federal Bureau
of   Investigation.   ALSTOM  is  cooperating   fully  with  the   investigating
authorities.

Press relations:       S. Gagneraud/ G. Tourvieille
                       (Tel. +33 1 47 55 25 87)
                       internet.press@chq.alstom.com

Investor relations:    J-G. Micol/A. Rebière
                       (Tel. +33 1 47 55 26 34)
                       Investor.relations@chq.alstom.com

SAFE HARBOR  STATEMENT  UNDER THE UNITED STATES  PRIVATE  SECURITIES  LITIGATION
REFORM ACT OF 1995: This press release may contain  forward-looking  statements, within the meaning of Section 27A of the  Securities Act of 1933 and Section 21E
of the  Securities  Exchange  Act  of  1934.  When  relying  on  forward-looking statements to make  decisions with respect to ALSTOM,  readers should  carefully consider the factors  described in other documents  ALSTOM files or submits from time to time with the U.S. Securities and Exchange Commission, including reports submitted on Form 6-K.  Forward-looking  statements speak only as of the date on which they are made, and ALSTOM undertakes no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.